Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

September 10, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reborn Coffee, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-283144

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Reborn Coffee, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-283144) filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2024, together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter.

The Registration Statement was filed with the Commission primarily for the purpose of registering a direct primary offering of shares of the Company’s common stock. The Company requests the withdrawal of the Registration Statement because the public offering that was contemplated therein was never commenced nor consummated.

The Company confirms that no securities have been offered or sold pursuant to Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact, Mr. Matthew Ogurick of Pryor Cashman LLP, at (212) 326-0243.

/s/ Jay Kim
Name:	Jay Kim
Title:	Chief Executive Officer